FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 13 DATED APRIL 1, 2011

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 7, 2011, supplement no. 9 dated January 26, 2011, supplement no. 10 dated January 27, 2011, supplement no. 11 dated February 22, 2011, and supplement no. 12 dated March 29, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

—	the appointment of an additional independent director to our board of directors; and

—	an update regarding our dealer manager.

Appointment of Independent Director to the Board of Directors

On March 31, 2011, our board of directors elected to increase the size of the board to four members and appointed John C. Alexander, III to serve as a third independent director on our board. Mr. Alexander will serve as a member of the Audit and Conflicts Committees.

Mr. Alexander, 59, currently serves as Vice Chairman and Partner of Rainmaker Group Holdings, a software company specializing in revenue optimization solutions for apartments and hotels, a position he has held since November 2010. Prior to joining Rainmaker Group Holdings, Mr. Alexander served as Chief Executive Officer of NextLevel Strategies, LLC, a consulting/private equity firm he founded in 2002. From 1987 to 2002, Mr. Alexander was the Chief Executive Officer of BCD Travel (formerly WorldTravel BTI), a business travel company co-founded by Mr. Alexander. While at BCD Travel, Mr. Alexander co-founded the travel technology firm, TRX, Inc., and served as its Chairman of the Board. Mr. Alexander previously served as the Chief Financial Officer and Executive Vice President of Noro Realty Advisors, Inc. from 1983 to 1988. Mr. Alexander also has eight years of audit experience with Arthur Anderson & Co. where he was an audit manager from 1973 to 1981. While at Arthur Anderson he worked for clients in the real estate, finance, REIT, mortgage and insurance industries.

Mr. Alexander currently serves as a director for Crown Financial Ministries, FCS Urban Ministries and Living on the Edge with Chip Ingram. In 2005, he was awarded the Business Leader Award by Georgia Family Council, an award given to a businessman who has had a positive effect on families. Mr. Alexander was awarded the Ernst & Young National Entrepreneur of the Year Award for Principle Centered Leadership in 1999. He was named Master Entrepreneur of the Year for the Alabama, Georgia and Tennessee Region by Ernst & Young for 1999 and was one of three finalists for this award nationally. Mr. Alexander has also been ranked as one of the top 25 travel executives in America by Business Travel News. He was named the 1998 “Person of the Year” for Corporate Travel by Travel Agent Magazine and is one of 16 people to be inducted into the Business Travel News Hall of Fame in the last 15 years. Mr. Alexander holds a Bachelor of Arts degree in accounting from Duke University and was previously licensed as a certified public accountant in North Carolina.

Among the most important factors that led to the board of directors’ recommendation that Mr. Alexander serve as our director are Mr. Alexander’s leadership skills, integrity, judgment, expertise in the corporate travel and commercial real estate industry, accounting and financial management expertise, and independence from management and our sponsor and its affiliates.

Update Regarding Our Dealer Manager

On August 25, 2010, the Enforcement Department of the Financial Industry Regulatory Authority, Inc. (“FINRA”) notified Wells Investment Securities, Inc. (“WIS”), the dealer manager for this offering, that FINRA had made a preliminary determination that disciplinary action be brought against WIS for (1) using various sales materials related to the public offerings of Wells Timberland REIT, Inc., another REIT sponsored by our sponsor and for which WIS also serves as dealer manager (“Wells Timberland”), that allegedly failed to comply with the content standards of FINRA’s advertising rules, (2) allegedly failing to implement its supervisory system in an effective manner in order to achieve compliance with FINRA’s advertising rules, and (3) allegedly failing to maintain written supervisory systems and procedures that were reasonably designed to safeguard customer information. FINRA stayed its August notification and requested additional information from WIS regarding its investigation.

On March 1, 2011, the FINRA Enforcement Department notified WIS that FINRA had made a preliminary determination to recommend that disciplinary action be brought against WIS for allegedly failing to inform FINRA that the board of directors of Wells Timberland approved the deferral of its election of REIT status. FINRA also proposed a censure of WIS and a fine. Before FINRA seeks authorization to issue a formal complaint, WIS has the opportunity to provide a statement to FINRA indicating why no disciplinary action should be brought. WIS intends to make such a submission responsive to the issues raised in both the August 2010 and March 2011 notifications on or before April 11, 2011. WIS intends to vigorously defend these charges.

While the allegations are unrelated to our operations, management is unable to predict at this time the potential outcome of any such enforcement action against WIS or the potential effect such enforcement action may have on our operations, if any. Because we are dependent on WIS in connection with this offering, any FINRA or other regulatory actions that could have a material adverse effect on WIS or its ability to sell our shares could also potentially have a material adverse effect on our financial condition.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 8 dated January 7, 2011, supplement no. 9 dated January 26, 2011, supplement no. 10 dated January 27, 2011, supplement no. 11 dated February 22, 2011, supplement no. 12 dated March 29, 2011, and supplement no. 13 dated April 1, 2011.

Supplement no. 8 includes:

—

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, and compensation to our advisor, our dealer manager and their affiliates;

—	updates to the risks related to an investment in our shares, including a cover page risk factor relating to distribution coverage;
—	an update to our “Estimated Use of Proceeds” table;
—	a revised ownership structure chart;
—	the amendment of our charter;
—	changes to the composition of our board of directors;
—	an update to the biography of Randall D. Fretz, our senior vice president;
—	our entry into an amended and restated advisory agreement and a master property management, leasing and construction management agreement;
—	information regarding leadership changes at our dealer manager;
—	the cap on the debt financing fee payable to our advisor or its affiliates;
—	revised disclosure regarding our conflict resolution procedures;
—

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, filed on November 9, 2010;

—	our unaudited financial statements, and the notes thereto, as of and for the three and nine months ended September 30, 2010;
—	our unaudited statement of revenues over certain operating expenses, and notes thereto, for the Royal Ridge V Building for the period ended September 30, 2010;
—

our statements of revenues over certain operating expenses, and notes thereto, for the 333 East Lake Street Building for the period ended September 30, 2010 (unaudited) and for the year ended December 31, 2009 (audited); and

—	our unaudited Pro Form Financial Statements, and notes thereto, for the three and nine months ended September 30, 2010.

Supplement no. 9 includes:

—	the status of the offering; and
—	the execution of an agreement to purchase a three-story office property containing approximately 144,000 square feet in Houston, Texas.

Supplement no. 10 includes:

—	the acquisition of the Westway One Building.

Supplement no. 11 includes:

—	the status of the offering;
—	the amendment of our advisory agreement;

—	the amendment of our bylaws and a proposed amendment to our charter; and
—	information regarding distributions recently declared; and
—	information regarding our real estate assets.

Supplement no. 12 includes:

—	the status of the offering;
—	the amendment of our $70 million revolving credit facility;
—	a change to our directors’ compensation;
—	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2010; and
—	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2010 and 2009.

Supplement no. 13 includes:

—	the appointment of an additional independent director to our board of directors; and
—	an update regarding our dealer manager;